Exhibit 99.1

                    ECSI REPORTS A RECORD $6,000,000 IN SALES

Clifton, NJ- Sept. 16, 2005 - Electronic Control Security Inc. (OTC:EKCS) a leading , manufacturer of perimeter security solutions for the Department of Defense (DoD), the Department of Energy (DoE) and nuclear power stations, today announced financial results for Fiscal 2005 ending June 30, 2005.

Arthur Barchenko, President and CEO stated "The Company reported revenues of $5,967,469 for Fiscal 2005 as compared to revenues of $2,061,412 for Fiscal 2004, an increase of approximately 190%. Of the revenues reported in Fiscal 2005, approximately 95% was domestic and 5% was related to international projects. The increase in sales for Fiscal 2005 is primarily attributable to the award of Tinker Air Force Base by the DoD and release of other projects related to nuclear power stations.

"Our gross margins for Fiscal 2005 were 40.82% of revenue as compared to 54.95% of revenue for Fiscal 2004. The decrease in Fiscal 2005 is primarily due to an increase in the order mix for lower gross margin subcontractor services related to the Tinker A.F.B. We believe our margins will improve in Fiscal 2006 based on the sale of higher margin products."

Selling, General and Administrative (SG&A). SG&A expenses increased about 17.89% in Fiscal 2005 to $2,101,435 from $1,782,534 in Fiscal 2004. The increase in Fiscal 2005 is primarily the result of management's action to increase certain fixed overhead and payroll costs commencing January 1, 2005 to support higher revenues through expanded market coverage.

Net Profit (Loss). An operating profit of $50,000 was achieved before stock based compensation. Net loss before dividends for Fiscal 2005 was $(122,196) as compared to a loss of $(1,118,656) for the same period in Fiscal 2004.

Liquidity and Capital Resources

At June 30, 2005, the Company had working capital of $3.20 million compared to $3.11 million at June 30, 2004. Net cash used by operating activities for Fiscal 2005 was $903,953 as compared to net cash used by operating activities of $1,411,859 for Fiscal 2004.

Investing activities for Fiscal 2005 included the cash used for the Clarion acquisition. In addition the Company purchased $95,683 of equipment and software required to upgrade two major product lines. The Company does not have any material commitments for capital expenditures going forward.

The Company realized net proceeds of $783,850 from the exercise of outstanding stock options and warrants in Fiscal 2005. In addition, financing activities in Fiscal 2005 included the repayment of a short-term loan in the amount $250,000 from the proceeds of the June 2004 private placement.

Arthur Barchenko further stated, "We believe we are well positioned for economic success during Fiscal 2006 and beyond. A number of factors contribute to this outlook.

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      o     "The influx of cash from the private placement we completed in June
            2004 will allow us to invest in revenue generating activities such as sales and marketing efforts, the maintenance and growth of existing strategic alliances and the identification of new strategic partners, the development of new products and software to enhance our product offerings and the retention of critical new personnel.

      o "Our selection by the United States Air Force, Force Protection Office, as one of four companies, among two multinational and two small business organizations, entitling us to submit proposals to obtain contracts to supply and install security system upgrades for thirty-four (34) military facilities worldwide over a five year period with a total value in excess of $540 million, which, since the date of such award, has increased to two hundred thirteen (213) fixed and two hundred (200) tactical bases and over $1.3 billion in total value.

      o "We estimate that orders recently received including nuclear power station security upgrades, Hanscom A.F. tactical equipment purchases and IDF - MOD P.O. purchase order commitments, and a multi-million dollar classified border security project in Eastern Europe (which is awaiting release) and the U.S. Air Force IBDSS contract will amount to $8,500,000 and,

      o "The conclusion of agreements with new strategic partners that we anticipate will be a source for material orders in the years ahead."

About ECSI

ECSI is recognized as a global leader in perimeter security and an effective quality provider for both the Department of Defense and Homeland Security programs. The company designs, manufactures and markets physical electronic security systems for high profile, high threat environments. The employment of risk assessment and analysis allows ECSI to determine and address the security needs of government and commercial-industrial installations. The company has teaming agreements with ADT Federal Systems, ARINC, Hudson Marine Inc., Lockheed Martin Transportation & Security Solutions, Parsons Infrastructure & Technology Group, SERCO, Inc., SRH Marine Electronics S.A./Radio Holland Greece, STS International, Tetra Tech, Inc. and other industry leaders. ECSI is located at 790 Bloomfield Avenue, Bldg. C-1, Clifton, NJ 07012. Tel: 973-574-8555; Fax:
973-574-8562; for more information on ECSI and its customers please go to http://www.anti-terrorism.com.

ECSI INTERNATIONAL, INC. SAFE HARBOR STATEMENT: Statements in this press release, including the statements relating to projected future financial performance, are considered forward-looking statements under the federal securities laws. Sometimes these statements will contain words such as "anticipates," "expects," "plans," "projects," "estimates," "outlook," "forecast," "guidance," "assumes," and other similar words. These statements are not guarantees of the Corporation's future performance and are subject to risks, uncertainties and other important factors that could cause the Corporation's actual performance or achievements to be materially different from those the Corporation may project.

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The Corporation's actual results will likely be different from those projected due to the inherent nature of projections and may be better or worse than projected. Given these uncertainties, you should not rely on forward-looking statements. Forward-looking statements also represent the Corporation's estimates and assumptions only as of the date that they were made. The Corporation expressly disclaims a duty to provide updates to forward-looking statements, and the estimates and assumptions associated with them, after the date of this press release to reflect the occurrence of subsequent events, changed circumstances or changes in the Corporation's expectations.

In addition to the factors set forth in the Corporation's 2004 Form 10-K and quarterly reports filed on Form 10-Q with the Securities and Exchange Commission, the following factors could affect the Corporation's forward-looking statements: the ability to obtain or the timing of obtaining future government awards; the availability of government funding and customer requirements both domestically and internationally; changes in government or customer priorities due to program reviews or revisions to strategic objectives (including changes in priorities in response to terrorist threats or to improve homeland security); the competitive environment; economic business and political conditions domestically and internationally; program performance; the timing and customer acceptance of product deliveries; performance issues with key suppliers and subcontractors; customer and other regulatory reaction to the proposed acquisition and the outcome of contingencies (including completion of any acquisitions and divestitures, litigation and environmental remediation efforts). These are only some of the numerous factors that may affect the forward-looking statements contained in this press release.

For ECSI contact:
Kathleen Zomack
973-574-8555